UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RESIGNATION AND APPOINTMENT OF DIRECTOR

Mr. Yip Eng Jeremy Foo, a director of NewGenIvf Group Limited (the “Company”), has resigned from the Board of Directors of the Company, the Audit Committee of the Company, and the Compensation Committee of the Company due to personal reasons, effective April 4, 2025. Mr. Foo’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Ms. Florianna Ann Chi Wan Chan will be appointed as a director of the Company, effective April 15, 2025, to fill the vacancy on the Audit Committee and the Compensation Committee created by Mr. Foo’s resignation. Ms Chan has over 20 years of experience in project management, real estate development, and luxury hospitality, and is a proven leader in driving growth and operational excellence. Since 2015, Ms. Chan has led Lab Concept Company Limited, a subsidiary of The Lane Crawford Joyce Group, where she successfully restructured operations, spearheaded rebranding, and digitized processes, achieving significant revenue growth. Previously, she held senior roles at VCC Company Limited, Eton Properties, and Crown Macau, excelling in real estate development, marketing, and VIP services. She holds a Bachelor of Hospitality Management from Central Queensland University in Australia and an Advanced Diploma from William Angliss Institute of TAFE. Fluent in Cantonese, Mandarin, and English, Ms. Chan brings a deep understanding of Asia Pacific markets and a strategic vision that will drive the Company’s continued growth and success.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

2